FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For February 20, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated February 20, 2007

2.

Material Change Report dated February 20, 2007 (re: February 20/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  February 20, 2007

By:

“Tony M. Ricci”

 (Name)

Its:

Chief Financial Officer

(Title)

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Trading Symbols: TSX: PTQ OTC: PTQMF FWB: P7Z

NEWS RELEASE

MICHAEL LEVY RETIRES

Vancouver, BC - February 20, 2007:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces the retirement of Michael Levy as the President and a director of the Company and as a director of Petaquilla Copper Ltd.  Mr. Levy had informed the Board of Directors of the Company in August of 2006 that, due to health reasons and the increasing work load required of the President, he wished to step down.  The Board requested at that time that Mr. Levy remain as President and a director until the end of 2006 and is pleased that Mr. Levy remained until now, in order for the Company to identify candidates to succeed him.  The Company anticipates the appointment of a new president and chief executive officer in the near future.  In the interim period, the Board of Directors has appointed John Cook of Sydney, Australia, as President.

Mr. Levy joined the Board in 2004 and helped to guide the Company through its transition from a junior exploration company to an emerging gold producer.

The Company wishes to thank Mr. Levy for his contributions to the success of the Company and wishes him well.

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 or 1-877-694-0021       Fax: (604) 694-0063

Website: www.petaquilla.com

Andreas Curkovic

The Equicom Group

416-815-0700 ext. 262

acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

February 20, 2007

Item 3.

News Release

The Company’s news release dated February 20, 2007, was disseminated by CCN Matthews on February 20, 2007.

Item 4.

Summary of Material Change

The Company announced the retirement of Michael Levy as President and a director of the Company and as a director of Petaquilla Copper Ltd.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Tony M. Ricci, Chief Financial Officer of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated February 20, 2007

PETAQUILLA MINERALS LTD.

Per:

“Tony M. Ricci”

Tony M. Ricci, CA

Chief Financial Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Tony M. Ricci

Contact telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTC: PTQMF FWB: P7Z

NEWS RELEASE

MICHAEL LEVY RETIRES

Vancouver, BC - February 20, 2007:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces the retirement of Michael Levy as the President and a director of the Company and as a director of Petaquilla Copper Ltd.  Mr. Levy had informed the Board of Directors of the Company in August of 2006 that, due to health reasons and the increasing work load required of the President, he wished to step down.  The Board requested at that time that Mr. Levy remain as President and a director until the end of 2006 and is pleased that Mr. Levy remained until now, in order for the Company to identify candidates to succeed him.  The Company anticipates the appointment of a new president and chief executive officer in the near future.  In the interim period, the Board of Directors has appointed John Cook of Sydney, Australia, as President.

Mr. Levy joined the Board in 2004 and helped to guide the Company through its transition from a junior exploration company to an emerging gold producer.

The Company wishes to thank Mr. Levy for his contributions to the success of the Company and wishes him well.

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 or 1-877-694-0021       Fax: (604) 694-0063

Website: www.petaquilla.com

Andreas Curkovic

The Equicom Group

416-815-0700 ext. 262

acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN